
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Pluto7 Consulting Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> California
>
> *Date of organization*
> December 2, 2005

Physical address of issuer
174 HOBBS COURT , MILPITAS , CA 95035

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$380,461.33	$751,353
Cash & Cash Equivalents	$12,465.72	$198,645
Accounts Receivable	$23,005.92	$123,960
Short-term Debt	$736,730.29	$792,613
Long-term Debt	$2,209,613.74	$2,282,363
Revenues/Sales	$2,011,511.44	$2,015,517
Cost of Goods Sold	$975,735.74	$583,796
Taxes Paid	0	0
Net Income	-$548,508.77	$(238,816)

April 30, 2026

FORM C-AR

Pluto7 Consulting Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Pluto7 Consulting Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pluto7.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pluto7 Consulting Inc. (the "Company") is a California Corporation, formed on December 2, 2005.

The Company is located at 174 HOBBS COURT , MILPITAS , CA 95035 .

The Company's website is www.pluto7.com .

The information available on or through our website is not a part of this Form C-AR.

The Business

Pluto7 Consulting Inc. (the "Issuer", or "Pluto 7") is a business and technology transformation company focused on leveraging data, analytics, and Artificial Intelligence to solve complex business challenges. The Issuer specializes in Supply Chain Decision Intelligence, offering a comprehensive suite of solutions to revolutionize operations in the Retail, Manufacturing, and High-Tech industries. Pluto7's mission is to modernize enterprise operations through AI and cloud technology, enhancing efficiency and reducing operational costs. Pluto7's primary market is the United States, with additional international operations through subsidiaries in India, Canada, and the UAE.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Issuer is currently owned by the Founders, and they will exercise voting control.

Prior to the Offering, Manjunath Devadas and Hemalatha Karveti, the founders of the Issuer (the "Founders"), beneficially own all of the outstanding capital stock of the Issuer and have voting control. Subject to any fiduciary duties owed to other stockholders under California law, the Founders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. The Founders may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, the Founders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services

may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us with a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents and trademarks, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on our executive officers, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on our executive officers in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those

individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Issuer's business plan is based on numerous assumptions and projections that may not prove accurate.

The Issuer's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Issuer's ability to adhere to, and implement, its business plan will depend upon the Issuers ability to successfully raise funds and a variety of other factors, many of which are beyond the Issuer's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Issuer believes the assumptions upon which the Issuer's business and financial projections are based have reasonable bases, the Issuer cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Issuer or any other person that the overall objectives of the Issuer will ever be achieved or that the Issuer will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

The loss of a relationship with Google, along with designation of the Issuer as a Google Cloud Premier Partner, may have a material adverse effect on our operations, results, and business.

The Issuer has been a Google Cloud Premier Partner for ten years and its business model as a Google Cloud Premier Partner is central to its identity. There is no guarantee that the Issuer will be able to maintain its partnership with Google. In such event, the Issuer believes it has access to alternate service providers and platforms which would not cause a major disruption to its business, although it could cause short-term limitations or disruptions. However, it is possible that if the Company is no longer a Google Cloud Premier Partner or unable to use the Google

infrastructure, it may have a material adverse effect on the Issuer and its business, operations and financial results.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C/A have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational,

marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of

compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering

related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C/A, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors", which include investors who invest during the first tranche of the Offering, which includes the initial purchases amounting up to and including a sum of $250,000.00, will receive a SAFE with preferential terms, namely a reduced pre-money valuation cap ($20,000,000 instead of $25,000,000). A SAFE with different terms will be issued to "Standard Investors", or investors who invest during the second tranche of the Offering, which includes all purchases from $100,000.01 to $1,235,000.00. Accordingly, a single investor may be issued two different SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a cash fee of (1) 0% of any dollar amounts raised in the Offering up to $100,000, and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000; or (B) a cash fee of fifteen thousand dollars ($15,000.00).The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Issuer may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were

previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer Reserves the Right to Change the Escrow Agent at Its Sole Discretion, Which May Result in Delays or Operational Adjustments

The Issuer reserves the right, in its sole discretion, to replace the Escrow Agent at any time during the Offering. In the event of such a change, investor funds held in escrow may be transferred to a new escrow account with a different financial institution. Any such transition will be conducted in compliance with applicable laws and regulations; however, investors should be aware that a change in Escrow Agent may result in processing delays, modifications to administrative procedures, or other operational adjustments that could affect the timing of investment processing and disbursement of funds. The intermediary facilitating this Offering assists in establishing and managing escrow accounts, including communicating with the Escrow Agent via API, and any transition to a new escrow agent may require adjustments to these processes.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined herein) to act on behalf as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the

Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take directions from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now, and it will likely not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not become equity holders until there is a qualified equity financing or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion . Except for a qualified financing, the Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, as the custodian shall be deemed the legal owner of the SAFE or the securities issuable thereto.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, the Custodian will exercise voting control over the Securities. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to voting of the Securities. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows the Custodian to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights.

Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited up to the amount of cash available to the Issuer.

The Issuer may never undergo an Equity Financing, or a Liquidity Event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future Equity Financing. In addition, the Issuer may never undergo a Liquidity Event such as a sale of the Issuer or an initial public offering. If neither an Equity Financing nor a Liquidity Event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security). The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event a conversion occurs, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Equity Financing Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Pluto7 Consulting Inc. (the "Issuer", or "Pluto 7") is a business and technology transformation company focused on leveraging data, analytics, and Artificial Intelligence to solve complex business challenges. The Issuer specializes in Supply Chain Decision Intelligence, offering a comprehensive suite of solutions to revolutionize operations in the Retail, Manufacturing, and High-Tech industries. Pluto7's mission is to modernize enterprise operations through AI and cloud technology, enhancing efficiency and reducing operational costs. Pluto7's primary market is the United States, with additional international operations through subsidiaries in India, Canada, and the UAE.

Business Plan

Pluto7's vision is to drive global business transformation by harnessing the power of AI and cloud technology to address complex challenges in industries such as Supply Chain, Retail, Manufacturing, and High-Tech. The Issuer offers a diversified portfolio of services, including proprietary Service as a Software platforms, high-end consulting, and systems integration, all aimed at enabling enterprises to improve operational efficiency, scalability, and performance.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Manjunath Devadas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder and Chairman- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Co-Founder and Chairman, Pluto7 Consulting, Inc., 2005 - Present Responsible for (i) strategy, vision & innovation, (ii) product development, (iii) sales, partnerships & account management and (iv) general CEO responsibilities.

Education

B.M.S. College, Bangalore, B.E. in Information Technology, 1997 Temple University, Masters in Engineering, 1999 Santa Clara University, Masters in Business Administration, 2005

Name

Hemalatha Karveti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief People Officer, Chief Operating Officer, Co-Founder, Secretary and Director- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief People Officer, Chief Operating Officer, Co-Founder, Secretary and Director, Pluto7 Consulting, Inc., 2018-Present Responsible for People Strategy and Culture, operations and legal and compliance matters.

Education

University of California, Hastings College of Law, San Francisco, Master of Law (LLM), 2003 National Law School of India, Post Graduate Diploma, Medical Law and Ethics, 2000, Bangalore University, Bachelor of Academic Law (BAL) & LLB, 2000 (top 2%)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Manjunath Devadas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder and Chairman- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Co-Founder and Chairman, Pluto7 Consulting, Inc., 2005 - Present Responsible for (i) strategy, vision & innovation, (ii) product development, (iii) sales, partnerships & account management and (iv) general CEO responsibilities.

Education

B.M.S. College, Bangalore, B.E. in Information Technology, 1997 Temple University, Masters in Engineering, 1999 Santa Clara University, Masters in Business Administration, 2005

Name

Hemalatha Karveti

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief People Officer, Chief Operating Officer, Co-Founder, Secretary and Director- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief People Officer, Chief Operating Officer, Co-Founder, Secretary and Director, Pluto7 Consulting, Inc., 2018-Present Responsible for People Strategy and Culture, operations and legal and compliance matters.

Education

University of California, Hastings College of Law, San Francisco, Master of Law (LLM), 2003 National Law School of India, Post Graduate Diploma, Medical Law and Ethics, 2000, Bangalore University, Bachelor of Academic Law (BAL) & LLB, 2000 (top 2%)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	27,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	Series A Preferred Stock
Amount outstanding	27,000,000
Voting Rights	5 votes per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares of Series A Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	In the event of liquidation, holders of Series A

	Preferred Stock shall receive a liquidation preference over the Common Stock. The liquidation preference is equal to the amount per share initially paid by the original purchaser. Once the liquidation preference is fully satisfied, Series A Preferred Stock will convert on a 1:1 basis into Common Stock, and the holders will share any remaining liquidation proceeds pro-rata with other Common Stock holders.

Type of security	Options
Amount outstanding	Shares issuable upon exercise is 705,313
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

The Company has the following debt outstanding:

Type of debt	Unsecured Loan from Shareholder and Executive Officer
Name of creditor	
Amount outstanding	$244,000
Interest rate and payment schedule	12%
Amortization schedule	
Describe any collateral or security	Unsecured
Maturity date	
Other material terms	

Type of debt	SBA EIDL Loan
Name of creditor	SBA
Amount outstanding	$1,947,638
Interest rate and payment schedule	3.75% per annum. Installment payments, including principal and interest of $9,852 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Amortization schedule	
Describe any collateral or security	All assets
Maturity date	August 1, 2051
Other material terms	

Type of debt	Business Loan with Five Star
Name of creditor	Five Star
Amount outstanding	$169,416
Interest rate and payment schedule	10.75% per annum (variable rate) Installment payments, including principal and interest of $3,152 monthly.
Amortization schedule	
Describe any collateral or security	None
Maturity date	August 15, 2031
Other material terms	

Type of debt	Business Loan with Bayfirst
Name of creditor	Bayfirst
Amount outstanding	$92,558
Interest rate and payment schedule	10.5% per annum (variable rate) Installment payments, including principal and interest of $1,982 monthly.
Amortization schedule	
Describe any collateral or security	None
Maturity date	November 25, 2032
Other material terms	

The total amount of outstanding debt of the company is $2,453,612.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	TBD	$TBD	Intermediary fees, technology and product development, sales and marketing, infrastructure, general working capital	February 17, 2026	Regulation CF

Ownership

A majority of the Company is owned by a few people/entities. Those people are Hemalatha Karveti and Manjunath Devadas.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Hemalatha Karveti	80.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its CF Reg round of financing on 30th April 2026. Following the Offering, we should have enough liquidity to execute our business plan until 6 months. We intend to be profitable by 2027. Our significant challenges are developing and marketing our solutions, and hiring and retaining talent in a competitive environment and faster closure of sales and delivery of projects to ensure recurring revenue.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: 1. Our current revenue does not reflect the magnitude of the opportunity in front of us. Which is exactly why we raised capital right now as the fuel to ignite our growth engine. 2. Go-to-Market Expansion, which involves scaling sales and marketing teams to drive aggressive customer acquisition; 3. Product Development, to accelerate the roadmap and solidify their position as a market leader; and Talent Acquisition, to hire the best minds in AI and execute on their ambitious vision

Liquidity and Capital Resources

On February 17, 2026 the Company conducted an offering pursuant to Regulation CF and raised $TBD.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
As disclosed in Form C

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Manjunath Devadas
Relationship to the Company	CEO and Chairman of the Issuer
Total amount of money involved	$88,119
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Manjunath Devadas, CEO and Chairman of the Issuer, previously received director's loans from the Issuer

Related Person/Entity	Hemalatha Karveti
Relationship to the Company	CPO, Co-Founder and Director of the Company
Total amount of money involved	$244,000
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Hemalatha Karveti, the CPO, Co-Founder and Director of the Company, and also the principal shareholder of the Issuer, provided two short-term loans to the company.

Company Intellectual Property

Related Person/Entity	Manjunath Devadas
Relationship to the Company	CEO and Chairman of the Issuer
Total amount of money involved	The Issuer advanced this entity amounts resulting in a receivable balance, net of any payables, of $296,009 and $26,495 as of December 31, 2024 and 2023, respectively. The Issuer incurred outsourcing services costs of approximately $430,384 and $762,307 in 2024 and 2023, respectively.
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Manjunath Devadas, CEO and Chairman of the Issuer, is the principal owner of Pluto Seven Business Solutions Pvt. Ltd., an Indian entity. This entity is a related party under common control with the Issuer. The entity was incorporated as the Issuer's global delivery and innovation engine. The entity provides research and development, implementation and 24/7 support services, but does not sell directly to external clients. To facilitate these operations, the Issuer pays this entity a cost plus margin under an Inter-Company Services Agreement.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Manjunath Devadas
(Signature)

Manjunath Devadas
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet
Pluto7 Consulting Inc.
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Five star - 1610	$25.61
Wells Fargo - 0820	$8,434.22
Wells Fargo -7059	$4,005.89
Total for Bank Accounts	**$12,465.72**
Accounts Receivable	
Accounts Receivable	$23,005.92
Total for Accounts Receivable	**$23,005.92**
Other Current Assets	
Advance to India	$71,806.33
Cash Investment	$5,000.00
Investment in Pluto7 UAE	$2,000.00
Loan to Pluto7 Consulting Canada	$30,623.60
Loan to Pluto7 - UAE	$157,528.32
Unbilled Revenue	$4,651.44
Total for Other Current Assets	**$271,609.69**
Total for Current Assets	**$307,081.33**
Fixed Assets	
Software Development	$73,380.00
Total for Fixed Assets	**$73,380.00**
Total for Assets	**$380,461.33**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$515,294.76
Total for Accounts Payable	**$515,294.76**
Credit Cards	
Credit Card - 2776	$2,880.96
Total for Credit Cards	**$2,880.96**
Other Current Liabilities	
Bs Line of Credit	$65,505.22
Provision for Outsourcing services	$20,818.00
Short term loan from Hema Karveti	$135,879.13
Wells Faro-Loan	-$3,647.78
Total for Other Current Liabilities	**$218,554.57**

Total for Current Liabilities	$736,730.29
Long-term Liabilities	
Bay First Loan	$92,558.21
FiveStar SBA Loan	$169,416.61
SBA Loan advance	$1,947,638.92
Total for Long-term Liabilities	**$2,209,613.74**
Total for Liabilities	**$2,946,344.03**
Equity	
Opening Balance Equity	-$2,479.53
Retained Earnings	-$2,014,894.40
Net Income	-$548,508.77
Total for Equity	**-$2,565,882.70**
Total for Liabilities and Equity	**$380,461.33**

Accrual Basis Tuesday, April 28, 2026 10:04 AM GMTZ

Profit and Loss
Pluto7 Consulting Inc.
January-December, 2025

	Total
Income	
Discounts given	-$51,521.22
GCP	
Looker	$43,815.68
MSP	$83,998.00
Total for GCP	**$127,813.68**
GCP Marketplace Solutions	$14.64
GCP Reselling Services	$1,166,489.74
GCP Services & Solutions	$645,447.00
Google	
GCP Consumption Growth Rebate	$9,423.50
PPF	$115,787.25
Total for Google	**$125,210.75**
Google Workspace - Services	$319.32
Sales of Product Income	$4,651.44
Services	-$6,260.00
Write off	-$653.91
Total for Income	**$2,011,511.44**
Cost of Goods Sold	
Dues & Subscription - Reselling	$935,870.54
Dues & Subscriptions - Looker	$39,865.20
Total for Cost of Goods Sold	**$975,735.74**
Gross Profit	**$1,035,775.70**
Expenses	
Advertising & Marketing Expenses	$6,950.26
Automobile Expense	$18,312.63
Bank Charges	$1,238.78
Director's Remuneration	
Director Salary	$306,610.84
Director's Payroll Processing fee's	$8,923.17
Director's Payroll Taxes	$23,825.95
Total for Director's Remuneration	**$339,359.96**
Dues & Subscriptions	$33,453.43
Internal Cloud consumption	$63,734.25
Total for Dues & Subscriptions	**$97,187.68**
Dues & Subscriptions - Others	$7,530.20
Employee Benefits	$11,744.61
Employer Payroll Taxes	$6,045.99
Insurance	$4,752.72
Interest Expense	$104,352.80

Legal & Professional Fees	$22,065.22
Marketing	$32.81
Meals and Entertainment	$177.07
Other General and Admin Expenses	$17,549.61
Outsourcing Services - India	$665,086.00
Payroll Expenses	
Employee Salary Expense	$242,296.22
Payroll Processing Fees	$7,070.14
Payroll Taxes - Employer	$23,696.49
Total for Payroll Expenses	**$273,062.85**
Repair & Maintenance	$59.00
Sales and Marketing expenses	$5,999.00
Telephone Expense	$4,495.08
Travel expense	$37,906.94
Utilities	$2,294.42
Total for Expenses	**$1,626,203.63**
Net Operating Income	**-$590,427.93**
Other Income	
Interest Earned	$11.71
Late Fee Income	$6,202.39
Other Income	$35,986.61
Refunds	$99.90
Total for Other Income	**$36,086.51**
Total for Other Income	**$42,300.61**
Other Expenses	
Charitable contribution / Donation	$381.00
Round off	$0.45
Total for Other Expenses	**$381.45**
Net Other Income	**$41,919.16**
Net Income	**-$548,508.77**

Statement of Cash Flows
Pluto7 Consulting Inc.
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-$548,508.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	$72,937.01
Accounts Receivable	$100,954.12
Advance to India	$83,193.67
Bs Line of Credit	$65,505.22
Credit Card - 2776	-$13,676.52
Loan to Manju Devadas	$88,119.42
Prepaid Expenses	$0.00
Provision for Outsourcing services	$20,818.00
Short term loan from Hema Karveti	$21,879.13
Unbilled Revenue	-$4,651.44
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$435,078.61**
Net cash provided by operating activities	**-$113,430.16**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Bay First Loan	-$6,399.13
FiveStar SBA Loan	-$21,190.89
SBA Loan advance	-$45,160.08
Net cash provided by financing activities	**-$72,750.10**
NET CASH INCREASE FOR PERIOD	**-$186,180.26**
Cash at beginning of period	**$198,645.98**
CASH AT END OF PERIOD	**$12,465.72**